Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General & Special Meeting of the Shareholders of PACIFIC HARBOUR CAPITAL LTD. (hereinafter called the "Company") will be held on Monday, September 27, 2010, at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended March 31, 2010 and the Auditor's Report thereon;

2.	To fix the number of Directors for the ensuing year at six (6);

3.	To elect Directors for the ensuing year;

4.

To re-appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as the Company’s Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5.	To approve a special resolution adopting new Articles in substitution for the existing Articles of the Company;

6.	To approve a special resolution to increase share capital of the Company;

7.	To approve a 10% rolling Stock Option Plan to replace 20% Fixed Option Plan; and

8.	To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 26th day of August, 2010.

BY ORDER OF THE BOARD,

“Thomas Pressello”

Thomas Pressello
CEO, President & Director